January 28, 2011
VIA EDGAR AND HAND DELIVERY
Pradip Bhaumik
Special Counsel
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	MoneyGram International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 1-31950
Dear Mr. Bhaumik:
Enclosed is the response of MoneyGram International, Inc. (“MoneyGram” or the “Company”) to the comments contained in the letter dated December 23, 2010 from the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filing. For ease of review, the Company has set forth below the Staff’s comments from the letter, followed by the Company’s responses.
The Company’s responses will, where appropriate, also reference the Company’s responses provided to the Securities and Exchange Commission in its letter dated September 29, 2006 (“the 2006 Letter”).
General
1.	We note the disclosure on pages 3 and 5 of your Form 10-K that you provide money transfer and bill payment services to consumers in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. We also note that you are identified on the OFAC website as an authorized provider of remittance forwarding services to Cuba. Further, we note that the National Bank of Abu Dhabi (“NBAD”), which operates in Sudan, reports on its website that in June 2010 you reached an agreement with NBAD, which enables NBAD customers to send money transfers by mobile phone to any recipient around the world. Please provide us with information regarding your contacts, direct or indirect, with Cuba, Iran, Syria, and Sudan since your letter to us dated September 29, 2006. Your response should describe the nature and extent of any past, current, or anticipated direct or indirect contacts with those countries since that date, including any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

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As stated in the 2006 Letter, the Company has a global compliance program that includes compliance with the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) sanctions and Specially Designated Nationals (“SDN”) lists, as well as the watch-lists of other governments (collectively referred to as the “OFAC List”). The Company also has a comprehensive “Know Your Agent” program that compares the OFAC list against the names of all owners of the agent (except for banks and publicly traded entities) through which it operates. All MoneyGram agents, regardless of location, are required to comply with U.S. law and MoneyGram policy, which in some cases is more stringent than U.S. law.
The Company currently does not conduct transactions to or from Cuba, Iran, Syria or Sudan, and the Company does not have any offices, assets or employees or authorized agents in Cuba, Iran, Syria or Sudan. [***]1
If the Company or its authorized agents conducts any transactions to or from any of these countries in the future, such transactions will be conducted in compliance with U.S. laws and other applicable legal or regulatory requirements, including U.S. Treasury and OFAC requirements. Further, any such transactions will be consistent with the terms of the Company’s compliance program.
The Company previously conducted transactions with consumers in Cuba pursuant to a license issued by OFAC to the Company’s subsidiary, MoneyGram Payment Systems, Inc., on July 19, 1999. The license permitted the Company to service remittances through Cuba, which it conducted through a third party vendor approved by OFAC. During 2006, the Company became aware that the third party vendor was not conducting transactions in compliance with its agreement with MoneyGram and with OFAC requirements, and the Company ceased its remittance operations in Cuba indefinitely and ordered a comprehensive internal investigation. The Company voluntarily reported these compliance issues to OFAC in letters dated October 9, 2006 and February 16, 2007. The Company has not conducted transactions with consumers in Cuba since that date, nor has it had any contacts with Cuba, including any agreements, commercial arrangements or other contacts with the government of Cuba or any entity that it controls, except as set forth below.
[***]1
During 2010, the Company became aware that it has processed several transactions involving Cuban nationals. It investigated the circumstances surrounding these transactions and on December 22, 2010, the Company self-disclosed the circumstances surrounding these transactions to OFAC. On January 10, 2011, the Company received a subpoena from OFAC requesting information related to its policies, procedures and training of agents regarding transactions with Cuban nationals. The Company is currently preparing a response to the subpoena.

1 Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.

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The Company does not conduct transactions to or from Iran, nor does it have current plans to conduct such transactions in the future. Recognizing that laws or circumstances may change, the Company would only consider transactions to or from Iran if it determines that such transactions could be conducted consistent with U.S. and other applicable laws, and if the Company believed its compliance program could support compliance requirements for such transactions. [***]1
[***]1
The Staff notes in its comment letter that NBAD reports on its website that in June 2010 MoneyGram reached an agreement with NBAD, which enables NBAD customers to send money transfers by mobile phone to any recipient around the world. [***]1 NBAD’s website also states that customers can send international money transfers instantly from a mobile phone to over 203,000 MoneyGram locations, in 190 countries and territories, 24/7, and that the receiver collects cash instantly at MoneyGram locations worldwide, which is consistent with the terms of the agreement. [***]1 We are not aware of any noncompliance by NBAD with the terms of its agreement with the Company and the corresponding limitations on conducting transactions in Sudan.
In summary, the Company takes very seriously its compliance with OFAC regulations and does not have operations associated with countries to which OFAC requirements prohibit the transmission of money. Any transactions that the Company may conduct in the future with any such country would be subject to OFAC licensure and compliance and the Company would work to ensure that any such transactions are conducted in accordance with local laws and U.S. trade and export regulations. The Company anticipates that any such transactions would not be quantitatively or qualitatively material relative to the overall business of the Company and would not present a material investment risk to our security holders. Consequently, the Company believes that any transactions it might conduct in the future with Cuba, Iran, Syria or Sudan should not affect a reasonable investor’s assessment of the Company’s reputation or shareholder value. The Company does, however, continue to include risk factors in its Annual Report on Form 10-K on the potential investment risk related to, among other things, U.S. and international regulatory requirements that the Company is subject to and conducting transactions in regions that are politically volatile or subject to OFAC restrictions.
In response to the Staff’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding to be initiated by the Commission or any person under the federal securities laws of the United States.

1 Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.

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We trust this letter is fully responsive to your comments. Please do not hesitate to contact me if you require additional information to respond to your comments.
Sincerely,
/s/ Timothy C. Everett
Timothy C. Everett
Executive Vice President and General Counsel

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